EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

February 3, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

dlw 2/9

United States Sec Filing
February 3, 2004

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Commences Surface Drill Program at Idaho-Maryland – dated January 21, 2004

Correspondence with Securities Commission(s)

2. Report under Part 4 of Multinational Instrument 62-103 – dated January 9, 2004

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

January 21, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD COMMENCES SURFACE DRILL PROGRAM AT IDAHO-MARYLAND

Emgold Mining Corporation (EMR:TSX Venture Exchange) ("the Company") is pleased to announce that it is starting its 2004 surface drilling program on the Idaho-Maryland Mine located in Grass Valley, California. The 2004 surface-drilling program is the second phase of the program initiated in 2003 to test the structural geologic model developed from over 100 years of historical information available from the Idaho-Maryland Mine. On December 16, 2003, the Planning Commission of the City of Grass Valley unanimously approved a six-month extension to Use Permit UP03-02 to allow the Company to continue the previously approved surface exploration operation. The program will include 15,000 to 17,000 feet of diamond-drilling to commence within a week. Boart Longyear has been awarded the diamond-drilling contract for the program.

The surface core drilling will test an extension of the newly discovered high-grade gold zone and other high-grade targets in the westernmost portion of the Idaho Deformation Corridor. These targets are in addition to the known resources at the Idaho-Maryland Mine. Drilling will explore the entire width of the Idaho Deformation Corridor along a 1,500-foot strike length and will be testing multiple lode targets. High-grade lode targets include (1) the Idaho 120 Vein target, (2) the Idaho "1 Vein", (3) the Idaho 192 Vein and (4) a complex set of high-grade link veins within the corridor. Data mining from the large Idaho-Maryland Mine historic database has demonstrated the coincidence of localized, pipe-like, carbonate-sericite alteration blooms in most areas of significant underground gold production. Much of the large alteration bloom in the target area is entirely unexplored. The alteration bloom measures a minimum 500 feet in strike length and 150 feet in width. There is a high level of confidence for new high-grade lode gold discoveries in these areas.

The Idaho-Maryland exploration program is planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067. Mr. Payne is the Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Data compilation for the surface core drilling program will be performed by the Company's geological staff with review and verification by Mr. Payne. The Company has implemented a quality assurance/quality control program to ensure that sampling and analyses of all drill cores is conducted in accordance with the best possible exploration industry practices, and conforms to National Instrument 43-101.

For more information about Emgold and the Idaho-Maryland Mine please visit the Company's website www.emgold.com or www.sedar.com.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4547
Toll Free: 1-877-642-6200

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 3450
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J2

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at December 31, 2003 there is a net increase in the holdings of 1,700,000 common shares (the "Common Shares") and 556,500 warrants (the "Warrants") of Emgold Mining Corporation (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net increase of 2.8% in the Offeror's securityholdings.

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at December 31, 2003 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 3,922,222 Common Shares and 2,778,722 Warrants. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 19.0% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

(a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares and Warrants include the Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., BluMont Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 9th day of January, 2004.

SPROTT ASSET MANAGEMENT INC.

By: "Neal Nenadovic"
Neal Nenadovic
Chief Financial Officer